EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2001	2002	2003	2004	2005	3/31/2006
EARNINGS
Income Before Income Taxes	$294,860	$292,176	$246,809	$207,929	$199,259	$206,163
Fixed Charges (as below)	75,410	59,847	58,771	61,742	63,665	67,548
Total Earnings	$370,270	$352,023	$305,580	$269,671	$262,924	$273,711

FIXED CHARGES
Interest Expense	$68,015	$53,869	$50,948	$54,246	$59,539	$64,147
Credit for Allowance for Borrowed Funds Used During Construction	2,595	2,478	5,123	4,996	1,526	801
Estimated Interest Element in Lease Rentals	4,800	3,500	2,700	2,500	2,600	2,600
Total Fixed Charges	$75,410	$59,847	$58,771	$61,742	$63,665	$67,548

Ratio of Earnings to Fixed Charges	4.91	5.88	5.19	4.36	4.12	4.05